UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-50477

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: May 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Manchester Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

100 Crescent Court, 7th Floor
Dallas, Texas 75201
Address of Principal Executive Office (Street and Number)

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On December 29, 2006, Manchester Inc. (the “Company”) entered into two agreements for the acquisition of a Buy-Here/Pay-Here used car sales enterprise. The transaction consisted of the acquisition of F.S. English, Inc., a Buy-Here/Pay-Here car sales company and GNAC, Inc., its affiliate credit acceptance company. The integration of the operations of F.S. English, Inc. and GNAC, Inc. into the Company has caused the Company to experience delays in the preparation of its Report on Form 10-Q. The Company intends to file the Form 10-Q in a timely manner within the extension time period provided under Rule 12(b)(25) promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Lawrence Taylor: (214) 459-3230

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

Explanation: As of the end of the corresponding period of the last fiscal year, the Company had no material operations. The Company’s results of operations will now reflect the acquisition of two used car sales companies and their respective affiliate credit acceptance companies.

Manchester Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lawrence Taylor
	Name:	Lawrence Taylor
	Title:	Chief Financial Officer
	Dated:	July 11, 2007

  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).